03011604

RECD S.E.C.
MAR 5 2003
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Park Place, Suite 201
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce V. Roberts — (828) 883-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wayne D. Kevitt
(Name — *if individual, state last, first, middle name*)

190 South Caldwell Street	Brevard	NC	28712
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce V. Roberts JAMES W. GARRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

CFO/FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2002
AND FOR THE YEAR THEN ENDED

Telephone: (828) 883-2920
Fax: (828) 883-4692

WAYNE D. KEVITT, CPA
CERTIFIED PUBLIC ACCOUNTANT
190 SOUTH CALDWELL STREET
BREVARD, NORTH CAROLINA 28712

INDEPENDENT AUDITOR'S REPORT

Manager and Members of
Carolina Financial Securities, LLC
9 Park Place
Suite 201
Brevard, NC 28712

I have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2002, and the related statements of income, retained earnings, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wayne D. Kevitt, CPA
Brevard, NC 28712

February 18, 2003

CAROLINA FINANCIAL SECURITIES, LLC
BALANCE SHEET
AS AT DECEMBER 31, 2002

ASSETS

Current Assets:	
Cash	$90,321
Accounts receivable-net	66,115
Due from members	11,806
Total Current Assets	168,242
Property improvements and equipment-net	153,810
Investments-at cost	20,191
Deposits	8,430
	$350,673

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable	$35,022
Payroll tax payable	703
Employee benefits payable	6,706
Total Current Liabilities	42,431
Members' Equity	308,242
	$350,673

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Income from fees		$885,486
Less: direct cost		650,284
Gross profit		235,202
Less operating expenses		478,451
Loss from operations		(243,249)
Other income and expenses		
Interest income		6,077
Loss on investment		(7,500)
		(1,423)
Net income		(244,672)
Members' equity beginning of year		352,914
Members' investment		200,000
Members' equity end of year		$308,242

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Cash received from customers	$803,712
Cash paid for direct cost and operating expenses	990,051
Interest received	6,077
Net cash from operating activities	(180,262)
Cash flows used in investing activities:	
Capital expenditures	(4,449)
Decrease in investments and depostis forfeited	(9,000)
Net cash from investments	(13,449)
Cash flows used in financing activities:	
Capital contributions from member	200,000
Net cash from financing activities	200,000
Net decrease in cash	6,289
Cash at December 31, 2001	84,032
Cash at December 31, 2002	$90,321
Reconciliation of net income to net cash provided from operating activities	
Net Income/Loss	($244,672)
Adjustments:	
Depreciation	34,552
Provision for bad debt	110,178
Increase in accounts receivable	(83,274)
Increase in accounts payable	18,912
Decrease in other liabilities	(15,958)
Net Cash Provided by Operations	($180,262)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

Total assets		$350,673
Total liabilities		42,431
Net worth		308,242
Less non allowable assets:		
	Petty cash	(200)
	Accounts receivable	(66,116)
	Due from members	(11,806)
	Furniture, equipment, and leasehold improvements	(153,810)
	Investments	(20,191)
	Prepaid expenses and deposits	(8,430)
		(260,553)
Net capital		47,689
Minimum net capital requirement		5,000
	Excess net capital	$42,689
Net capital previously reported by broker-dealer, December 31, 2002		81,956
Less:	Audit adjustments for accounts payable	28,371
	Audit adjustment for other liabilities	5,896
	Net adjustment	34,267
Audited net capital		$47,689

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name:

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company. There are multiple offices with the principal office being located in Brevard, North Carolina. The Company's registered agent is Bruce V. Roberts, located at 9 Park Place, Suite 201, Brevard, NC.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Revenue and Expense Recognition:

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes:

The Company with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense:

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $2,027 for 2002.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2002:

Trade Receivables	$ 239,769
Due from spinoff	44,147
Less allowance for doubtful accounts	<217,801>
	$ 66,115

Note C - Investments

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2002 the company held investments with a readily determined value of $20,191 consisting of privately held companies. To management's knowledge, the value of their assets has not been impaired.

Note D - Operating Leases:

The Company leases office space and equipment under agreements expiring in various years through minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of December 31, 2002 for each of the next 5 years and in the aggregate are:

2003	$157,901
2004	140,148
2005	107,177
2006	41,780
2007	34,200
Thereafter	136,800
Total minimum future rentals	$618,006

The minimum lease payments in this schedule exclude sales tax and rentals under renewal options, which, as of December 31, 2002, are not reasonably assured of being exercised.
Rental expense for the year ended December 31, 2002 was $79,179.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401 (k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer contributions made by the Company for the benefit of the employee. The Company's contribution expense for the year ended December 2002 was $16,421.

Note F - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	current year	$ 137
	prior years	11,669
Total advances		$ 11,806

These advances have been classified as current assets with no specific terms of repayment. Management has indicated that this amount will be written off and classified as compensation to the member.

The company leases from a related party furniture and leasehold improvements. The lease expense to this related party for the year ended December 31, 2002 was $34,200. The lease is for a term of ten years expiring April 30, 2010 with monthly payments of $ 2,850 and has been included in Note D.

Note G - Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight line method

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Office Equipment	$ 29,324
Computer Equipment	148,409
Office Furniture	56,392
Improvements	62,456
	296,581
Less Accumulated Depreciation	142,771
Total	$153,810

Depreciation charged to operations was $34,552 in 2002.